SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 14)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2005
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)

























CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages


CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		2000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				2000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		2000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		112,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				112,684
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		112,684
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		7000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				7000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		7000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		119,684
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 12)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


all funds for purchases by Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On November 30, 2005 Santa Monica Partners, L.P. transmitted a letter to Mr. Herbert Gareiss of Warwick Valley Telephone the
?Issuer.  Such letter of November 30, 2005 is annexed hereto as
Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of November 30, 2005: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,000 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 112,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 2,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 119,684 Shares and sole dispositive power over 130,500 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

			Amount 	Price per
Date			Bought	Share		Purchaser
None

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

November 30, 2005 letter from Santa Monica Partners, LP to the Board of Directors of the Issuer.


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated November 30, 2005


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
ljgoldstein@bloomberg.net

November 30, 2005

Mr. Herbert Gareiss, Jr. President and Chief Executive Officer
Warwick Valley Telephone
47 Main Street
Warwick, New York 10990

Dear Herb:

Please understand this is not a criticism but a rather a question that I believe is timely to pose to you.

At the November 17, 2005 annual meeting you stated in your closing remarks, ?Warwick?s strength lies in its dedicated and knowledgeable staff, its loyal customers and shareholders, and its ability to move quickly to capture and exit markets. By leveraging these strengths, Warwick strives to remain a solid investment for its shareholders.?

Let?s be eminently fair. With respect to the ?knowledgeable staff,? since the top management turnover has indeed been significant in the past year and those that have been let go or ?released? have been replaced (we can see that four of the five top officers listed in the proxy are no longer with the Company or are leaving by year-end), only with the passage of time will anyone truthfully be able to say Warwick Valley Telephone Company (WWVY) possesses a , ?knowledgeable staff.? However, to aide in building shareholder confidence in the company?s direction, will you please share with us some evidence that the personnel newly brought on (how many, for which job slots, and who are they?) bring the correct experience and ability to achieve what must be done? Providing their biographies, prior experience and record of accomplishments would go along way in this regard.

With respect to ?loyal customers,? isn't it true that on a net basis customers have been lost in the past years ? in particular the last 12 months? I?m not implying this was caused by or was due to any direct actions of management; but isn?t this due to simple competition from companies such as Comcast? You do know too that Verizon has lost half of its ?many loyal customers? in areas of the country where Comcast has chosen to compete. It would seem as though Warwick?s ?loyal customers? like those of other telecoms are growing fewer and fewer. Therefore how can you say, one of Warwick?s strength lies in its loyal customers?

Furthermore, with respect to ?loyal shareholder? as strange as it may sound to you, we too are loyal shareholders of Warwick, and I think have proven to be just that (even to you). Over the last five years, for example, we have never once sold a single share and, in fact, we have continuously purchased additional shares. Therefore, if time in grade qualifies as ?loyal? we should certainly qualify. Not to mention, we are also presently Warwick?s second largest shareholder. It is also a fact that we own two thirds as many shares as does the entire Board of Directors. In addition, we may continue on this path and may do so in much more substantial fashion. We are indeed ?loyal shareholders.? Yet peculiarly you have not considered or treated us as one of ?Warwick?s strength(s).?

Our main concern as shareholders is not that the OCP value will never be brought out, but rather will it become the only significant asset value that remains in the Company. We all know that the POTS has some value, but it obviously has declined over the past many years and is likely to continue to decline in value unless it can be quickly turned around. For it is highly likely that the price paid for companies such as ours (which has been declining and probably will continue on that path) will also decline as POTS businesses are less and less attractive to acquirers. Warwick?s EBITDA is now in negative territory. Thus with both multiples and Warwick financials declining, clearly valuation is a real issue for our POTS business.

Cutting expenses is one way to make the Company more profitable but at Warwick that remains to be seen and, to date, we have not seen that happen.

If you do succeed and turn earnings into a positive position, you must still remember and be aware of the fact that market conditions are not heading higher but rather lower as valuation metrics are headed downward and could well offset any benefit of operating success unless you can move rapidly. But you have provided no evidence that the Company can react quickly enough

After the meeting, you did say to me, when I asked how much time you wanted in order to achieve success that you wanted
?one year? to turn the POTS business around.

Chairman Buckbee also stated to me after the meeting that he ?would not be opposed to selling the Company? if you did not succeed in a year. In fact, he specifically stated that he would be willing to sell the Company. I responded ?you could have said give management one year a year ago and two years ago? and asked why he was so willing to wait yet one more year now. He was silent. He remained silent even after I pointed out, and as you of course must know, Warwick?s time is limited as the valuation metrics of the principal business are steadily deteriorating.

Herb, you stated, ?to drive in new revenues we have several exciting projects lined up for next year.? Seeing projects lined up for next year, it?s hard to imagine these ventures being profitable and adding anything of significance to the bottom line. Are we mistaken? Do you intend to see profits within the next year from web hosting, the sale of wireless services obtained thru Verizon and Sprint Networks, your CLEC, WiMax Video and Independent Optical Network? If so please correct me and provide your projection or estimate or basis for believing these will be profitable in 2006.

We understand that you can?t make statements forecasting profitability. But you can release information to your shareholders and the public describing what new projects are in the pipeline in detail and explain how you expect these to add profitability to the company. If you believe so strongly that loyal shareholders are one of Warwick?s strengths, then nothing builds a stronger base of loyal shareholders more than honesty and transparency. Too many companies release small tidbits of information on new projects and make boilerplate statements such as, ?we believe X will greatly add to our profitability.? Forthright honest managements delve into why they believe this and what steps are being taken to insure this happens. Don?t just do it to please us, do it to send a critical message to all shareholders and the market place that your intentions are more than just meaningless boilerplate words and statements. Believable managements are in fact those who provide straight forward plans and back up them up with supporting documentation and not merely nice sounding words and statements. And by the way, in the stock market a Company?s share price generally will be rewarded with a swift and positive upward move in reaction to such first class, forthright, honest and complete treatment of shareholders.

It was surprising to us that not once in your presentation did you mention or even acknowledge, the fact that the Orange County/Poughkeepsie Cellular Partnership (OCP) passive investment contributed 100% of the Company's profits to date in 2005 and in fact actually accounted for nearly 140% of pre-tax profits.

Perhaps during this new period of disclosure and openness with your loyal shareholders, you will see the value in providing some insight into the investment activities and performance to date (first nine months of 2005). Furthermore, why not explain why revenue growth slowed to just 4.3%in the nine month period and why expenses surged 85.5% in the third quarter alone of 2005. This is suggestive of a possible non-recurring expense. This information is so very important for shareholder to have in order to assess the situation properly don?t you think? Therefore, if it was non-recurring in nature, would you mind telling us please what the non-recurring expense was? If it was not and will be an ongoing level of expense please advises us as to why suddenly there has been such an unusual increase.

More than 150 shareholders who attended the annual meeting heard your remarks loud and clear. Many more shareholders, and outside independent investors, as well as the marketplace as a whole read what you had to say in the 8-K filing and press releases. All those touched by Warwick have heard you. The result? The market place has reacted negatively.

Following your presentation at the annual meeting and your filings and releases on November 17, 2005, the Company?s shares have declined every single day. They have fallen in less than eight trading session?s over 13% at this moment of writing at mid day November 30, 2005 from a $23 per share closing price on November 17 the afternoon of the annual meeting to $19.99 per share now.

I suppose if you asked for our interpretation, we would have to say that your loyal shareholders aren?t as loyal as you think. ?WVT strives to remain a solid investment for its shareholders? WVT has not at all been a solid investment. However, if you really mean what you said and wrote then there are things that you could easily do to make WVT a solid investment.?

 Therefore, why not use this New Year to regain trust, regain loyalty and start the year off with full and complete disclosure? Try and be transparent and candidly honest with statements that we can take to the bank as believable and supported by your documentation and clear reasoning. The markets are too smart for false and unsupportable promises. You can see for yourself that in this case, the market has and is daily registering its doubt over yours. Now is the time to make a change. Do this today and it will allow you to begin to bake a nice cake, i.e. enhance shareholder value, merely by promptly releasing all of the above information

You can also add some icing to this newly baked cake and stem the daily free fall of the Warwick stock price by immediately announcing your intention to substantially increase the dividend.

Allow us to repeat what we wrote to you and the other members of the Board of Directors in our letter of November 22. We know that substantially increasing the dividend would provide an immediate benefit to shareholders in more than one way. Ways which benefit retired shareholders who like the steady income as well as all others.

First, it would put more cash in the pockets of each shareholder who has been loyal to the company for so many years. Second, it would provide shareholders with a higher percentage yield and third, a substantial increase in the dividend would almost certainly increase the Company?s stock price, adding both a lift in cash-in-hand and long term value to your shareholders ? directly affecting their quality of life.

Furthermore, we believe, given Warwick?s large cash position of nearly $16 million dollars, or $3 per share, and in light of Herb?s statement regarding the Company?s ?extremely strong balance sheet, a very low debt to equity ratio and an excellent credit rating,? that this is an excellent time for management to implement such a change. Now that the tax rate on dividend payments has dropped to a mere 15%, this added cash income directly affects all shareholders in an extremely beneficial way.

It would be a serious error of good judgment to take no advice from a ?loyal shareholder? and for all of us to wait around yet another year hoping and praying for a miraculous reversal of five years of annually declining operating profit in the POTS, which has now turned into losses in 2005. We would hate to have to take Chairman Buckbee and you Herb at your word and sell the company under those circumstances and with POTS multiples of EBITDA, lower than they are presently today.

Thus we urge your serious and prompt consideration of answering questions, releasing the requested information and announcing a substantial increase in the dividend.

As ?loyal shareholder?s? we will welcome the opportunity to discuss these matters with you in and look forward to hearing from you


Warmly,


Lawrence J. Goldstein, President

ljgoldstein@bloomberg.com

www.smplp.com


cc:	Fred M. Knipp
	Wisner H. Buckbee, Chairman
	Robert J. Devalentino,
	Henry L. Nielsen Jr.,
	Philip S Demarest,
	William E. Morrow,
	Dr. Joseph E. Deluca, and
	Ms. Corinna S. Lewis


Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: November 30, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: November 30, 2005

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: November 30, 2005

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President